UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      September 1, 2005

Mr. Dennis Alexander
Chief Financial Officer and Chairman
EGPI Firecreek, Inc.
6564 Smoke Tree Lane
Scottsdale, Arizona 85253



      Re:	EGPI Firecreek, Inc.
		Registration Statement on Form SB-2
      Filed August 25, 2005
		File No. 333-127827

Dear Mr. Alexander:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







General
1. We note that on page 35 of your Form SB-2 you state that you have tendered a Memorandum of Understanding covering the Antelat Field, located in Libya, and you discuss contacts going back "several years" with an entity that has a representative office in Libya. We also note that you stated in your 10QSB for the quarterly period ended September 20, 2004, that Firecreek Petroleum, Inc. (FPI) and its wholly owned subsidiary Firecreek Petroleum Romania, Srl. "have been engaged in developing oil and gas projects and acquisitions overseas in . . . Libya . . . and the Sudan"; in your 8-K for August 8, 2004, filed August 23, 2004, you disclosed a joint venture between FPI and two other entities, created "to undertake "an aggressive petroleum acquisition and development program in . . . Libya . . . and Sudan.";
and in your 8-K/A for August 8, 2004, filed September 10, 2004, you disclosed that persons representing you and the joint venture were engaged in contract finalization talks and/or petroleum acquisition and development programs in Libya and Sudan.

In light of the fact that Libya and Sudan have been identified by the
U.S. State Department as state sponsors of terrorism; Sudan is subject to economic sanctions administered by the U.S. Treasury Department`s
Office of Foreign Assets Control; and Libya was subject to OFAC-administered economic sanctions until September 21, 2004, please describe for us the nature and extent of your contacts with Libya and
Sudan and/or entities in Libya and Sudan, including the dollar amount expended or invested to date in connection with your acquisition and development programs in those countries. Please provide us with your view as to whether your contacts with Libya and/or Sudan, individually or in the aggregate, constitute a material investment risk for your security holders.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision. In this regard, we note that legislation requiring divestment or reporting of interests in companies that do business with U.S. designated state sponsors of terrorism has been adopted by Arizona and Louisiana. Legislation requiring divestment or reporting of interests in companies that do business with Sudan recently has been proposed by several other U.S. states, and adopted by Illinois and New Jersey.
Selling Securityholders, page 65
2. Please note that we generally take the position that an equity-line financing is an indirect primary offering by the company. As a result, an investor in such financing should be identified as an underwriter in the registration statement.
Transaction with Dutchess, 68
3. Your description of the equity line arrangement does not clearly set out the material terms. In this regard, we note that you do not include an adequately defined pricing period. Please revise.
Plan of Distribution, page 69
4. We note that the selling securityholders may engage in short sales.
Discuss in your risk factor section the effects of short selling on the company`s market price.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please contact Carmen Moncada-
Terry
at (202) 551-3687 or, in her absence, Tangela Richter, Branch
Chief,
at (202) 551-3685 with any other questions.


      					Sincerely,



      					Tangela Richter
      Branch Chief


cc: 	A. Marcus
	C. Moncada-Terry
Mr. Dennis Alexander
EGPI Firecreek, Inc.
September 1, 2005
Page 3